Exhibit 11

Computation of Earnings per Share

	Three Months Ended June 30, 2008	Six Months Ended June 30, 2008
Income available to common stockholders	$963,098	$1,972,697
Weighted average shares outstanding	4,975,542	4,975,542
Basic earnings per share	$0.20	$0.40
Income for diluted earnings per share	$963,098	$1,972,697
Total weighted average common shares and equivalents outstanding for diluted computation	4,975,542	4,975,542
Diluted earnings per share	$0.20	$0.40